Exhibit 99.1

Investor Questions and Answers: March 25, 2025

We encourage current shareholders, potential shareholders, and other interested parties to send questions to us in writing and we make written responses available on a periodic basis. The following answers respond to selected questions primarily received through January 31, 2025. We retain the discretion to combine answers for duplicate or similar questions into one comprehensive response.

If you would like to submit a question, please send an e-mail to investors@morningstar.com or write us at the following address:

Morningstar, Inc.

Investor Relations

22 W. Washington St.

Chicago, IL 60602

Morningstar Data and Analytics

1.	Can you please explain the Direct Advisory Suite? Is this part of Morningstar Direct or Morningstar Advisor Workstation? How do you intend to go-to-market with Direct Advisory Suite? At first glance, this looks like a way to clean up all the different editions of Advisor Workstation and perhaps level set/increase pricing – especially with the inclusion of Mo? If so, how should investors think about the pricing impact during 2025 and into 2026?

In January 2025, we launched Direct Advisory Suite, which represents the next generation of our advisor offering. Direct Advisory Suite’s modern interface offers a connected suite of tools spanning proposal creation, investment research, and portfolio analysis. It is built on the Direct Platform, a common foundation of investment data, analytics, and research. We plan to offer Direct Advisory Suite globally, capturing both the broker/dealers who have traditionally been Advisor Workstation clients as well as registered investment advisors.

All Morningstar Advisor Workstation clients are expected to be enabled and updated to Direct Advisory Suite in 2025 and 2026 so that they can take advantage of these enhanced capabilities. As you noted, Direct Advisory Suite gives users access to our latest capabilities, including our AI-powered investment research assistant, Mo, and a new Insights tool, which provides the latest from our research teams on a list of securities or a portfolio, delivered in a concise summary. Direct Advisory Suite is a web-based platform that will allow us the flexibility to quickly share our latest capabilities so that clients can have access to the latest data, research, and insights available to empower investors.

Direct Platform connects our core investment applications (including Direct Advisory Suite and Morningstar Direct, which is the Platform’s asset- and wealth-management focused application) to unified data, analytics, and research. The Direct Platform gives users a consistent data experience, no matter their use case or how they connect with us, from data feeds and APIs to Morningstar Direct and our advisor applications.

In general, we seek to continuously enhance the value of products and services to meet our clients’ needs, and we generally expect to be compensated for the value we provide to our clients via pricing. We review our pricing strategy annually to ensure that it reflects the value we deliver to customers. Given the increased capabilities of Direct Advisory Suite, we will consider price increases at renewal.

Morningstar Wealth

2.	Addepar is raising capital again – this time reportedly at a valuation over $3 bn. My understanding is that Addepar has some overlap with Morningstar Office and could be seen as a long-term competitor in other areas of Morningstar as they expand. Can you please explain whether or not you all view Addepar as a competitor or as a potential long-term partner? If viewed as a competitor, what competitive advantages would you have in areas where there’s potential for competition?

We recently announced that we will be retiring Morningstar Office after 20 years and providing a streamlined transition for interested clients to SS&C’s Black Diamond Wealth Platform, which will integrate our new Direct Advisory Suite product and allow advisors to continue using the Morningstar data and research they’ve loved in Office.

We do not view Addepar as a competitor. They, and a number of other players in the space including Envestnet, Orion, and Black Diamond, are Morningstar Data clients, and Morningstar serves as the common data language for their users.

Morningstar

3.	Now that Morningstar has scaled to ~$15B market cap and added new product offerings in credit and private markets, I’d be curious to hear what senior management’s vision is in terms of what they expect the company to look like in 5-10 years? Some areas that could be helpful to better understand include: aspirational end-market exposures; growth vs. margin balance; and whether you expect more of a “portfolio of brands” vs. full integration approach with more M&A?

First and foremost, we are focused on our mission of empowering investor success. We have established four company strategic goals: delivering insights across asset classes to public- and private-market investors; leveraging advances in artificial intelligence to drive innovation; driving operational excellence and scalability to support growth targets; and building an amazing culture that supports exceptional talent.

We operate in large and growing markets across our business and see continued runway for profitable growth. We are working to expand our moat in our current business and will consider moving into adjacencies where we believe that we are well-positioned to serve investors. When we see these opportunities, we determine if it is more efficient to build, buy, or partner. That said, we do not believe that we require significant acquisitions to grow over the next few years. Broadly, we seek durable growth, with increases in adjusted operating income, adjusted operating margin, and free cash flow over the long term.

Every transaction we enter into has a detailed integration plan which is tailored to the capabilities we are acquiring and the strategy we are pursuing. The degree of integration differs depending on the capability. With DBRS, for instance, we acquired a credit ratings business in Canada and Europe which did not exist at Morningstar. Therefore, the focus was on combining our U.S. methodologies and operations where we had some overlap as a result of the 2019 acquisition of DBRS. Following our 2022 acquisition of Leveraged Commentary & Data, we integrated LCD’s data, research, and news onto the PitchBook platform and have successfully transitioned roughly 90% of LCD clients to the platform. Across all acquisitions, we work to leverage our corporate functions where appropriate (finance, information technology, HR, sales, etc.) in our integration plans to drive efficiencies which allow us to further scale.

From a brand perspective, we generally transition acquired brands to Morningstar using a phased endorsement strategy. So, for example, we have transitioned DBRS to Morningstar DBRS. This approach, informed by ongoing assessments of brand equity and differentiation, helps us identify exceptions, minimize business risk, and maximize long-term value. We’ve made strong progress consolidating our portfolio to fortify the Morningstar brand while continuing to clearly communicate our capabilities to the market.

M&A

4.	Regarding M&A, I know there have been some questions previously answered around the qualitative criteria you use to evaluate deals, but I think it would be helpful to dive a bit deeper. Outside of the basic criteria regarding cultural/strategic fit and IRR exceeding cost of capital, I’d be curious what incremental end-market areas are most attractive and what guard rails management has on completing deals? I ask because data has become pervasive across financial markets and it seems reasonable to acquire into areas as broad as derivatives to crypto to proxy services, etc. which all likely have different growth, margin, return profiles and could line up with existing MORN capabilities differently so better understanding the M&A framework and how “adjacent areas” is truly defined would be helpful.

When we pursue M&A, we focus on transactions that align with our mission of empowering investor success; build our investment databases, research capabilities, technical expertise, or customer groups faster or more cost effectively than we could if we built them ourselves; and offer a good cultural fit with our entrepreneurial spirit and brand leadership. As you note, we prefer areas that have natural adjacencies to our portfolio. While we don’t comment on our plans for future M&A, in the past we’ve found these adjacencies where an acquisition had the potential to enhance the data or technology of an existing part of our business For example, the 2022 LCD acquisition allowed us to add comprehensive coverage of leveraged loans, high-yield debt, investment-grade bond issuance, distressed debt, corporate bankruptcies, middle-market transactions and collateralized loan obligation fundraising to the PitchBook platform. More recently, our acquisitions of Lumonic, a private credit portfolio monitoring and management platform, and Dealview Technologies, a provider of standard U.S. commercial mortgage-backed security and collateralized loan obligation data, are expected to strengthen our private credit and structured finance offerings.

While we actively evaluate M&A opportunities, we generally favor organic investments and maintain a high hurdle for completing transactions with a focus on evaluating long-term returns relative to other potential uses of cash. We assess overall cash-on-cash and internal rates of return based on the price we are paying and the value we expect to realize over time.

Artificial Intelligence

5.	Please provide more detail on how you see your clients using AI and additional examples of value-added enriched data that MORN provides that would be difficult for AI to recreate based on web-scraping, public information, etc. More broadly, how does management think about the proprietary enrichment layer vs. commoditized data underneath it and how do they think about enhancing the moat in this critical area over time as technology and data becomes more easily available?

Many of our clients are actively embracing AI to support activities including portfolio construction, risk assessment, automated proposal generation, portfolio summarization and research report generation, and we are working with them in a collaborative fashion. We view the adoption of AI as a driver of growth for our data sets and the intellectual property (IP) we create.

Our early adoption of AI has enabled us to offer data sets in a format that is ready to be consumed by AI applications.  One barrier to entry for clients to adopt AI is the work required to prepare data for use by models. Our offerings of “AI ready” data sets enable clients to adopt the technology faster and have their implementations powered by Morningstar.

We continue to work to enhance our moat by creating hard to reproduce IP, such as the Morningstar Medalist Rating, which uses a combination of raw data and historical proprietary data sets collected over the past 40 years.  We believe that our breadth of data assets and historical data sets provide a unique advantage for us to develop IP that cannot be replicated.

Compensation and Benefits

6.	Regarding executive compensation, I see that the long-term incentive compensation target has been increased from 3-year 10% absolute TSR to 20%. How was this number was decided upon (any benchmark data would be helpful) in the first place and why does the Board believes it is an adequate incentive given many peers have seen 40%+ 3 year TSR over various periods historically and there is still some incentive given even if TSR returns are negative in the current framework from my understanding (happy to be corrected if incorrect)?

We believe that a 100% payout target for delivering 20% TSR (Total Shareholder Return) is appropriate. Our compensation committee reviews and approves all executive compensation practices. Our goal is to have pay structures that align pay with performance, and the committee works closely with an external consultant and considers industry benchmarks and peer practices to determine what’s best for Morningstar. In 2020, we increased our TSR hurdle from 10% to 20%, due in part to shareholder feedback.

Aligning management incentives with shareholder returns is an important part of our compensation philosophy. Our stock-based compensation for 2024 consisted of both market stock units (MSUs), which vest based on three-year TSR, and restricted stock units (RSUs). Given that TSR is based on absolute rather than relative return, compensation is directly tied to the shareholder experience and is somewhat dependent on broader market activity. We split the annual MSU award into two grants each year to help smooth the effect of short-term market volatility. This practice results in grants at various prices over time. Historically, MSUs have been earned above the 100% target and below the 100% target. As noted in our proxy for our 2024 annual shareholders’ meeting, MSUs vest at 0% if TSR is negative 13.33% or lower.

Our compensation committee’s independent consultant has compared our short- and long-term goal setting to that of the executive compensation peer group and has concluded our goals are challenging and support shareholder value creation. Further, it concluded that the actual compensation delivered for realized performance outcomes has been reasonable relative to peers and strongly aligned with the shareholder experience in recent years.

ESG

7.	Wolters Kluwer (WK) and Workiva share prices came under pressure after Bloomberg reported that France is preparing to release a formal proposal to limit the scope of ESG reporting requirements. Workiva’s business drivers include tax complexity, increased regulations, and reporting retirements as companies need WK’s solutions to comply with them. Equally, an important driver of growth for their Corp. Performance & ESG division is the phased introduction of Europe’s CSRD. However, the French and German governments are lobbying to rein in the scope of CSRD. How should I think about these topics for MORN? Presume there is an element of Sustainalytics which could be impacted here?

As you note, the EU’s sustainable finance agenda is evolving rapidly. Earlier this month, the European Union presented its “Omnibus” proposals on sustainability reporting and due diligence, which would significantly streamline sustainability reporting requirements for EU-based companies, including those related to the Corporate Sustainability Reporting Directive (CSRD).

In particular, the proposed changes would reduce the number of firms reporting on CSRD. While this directly impacts reporting providers, the impact on our business is not as significant. We expect that companies will continue to be required to assess material issues related to their business, and we are still well-prepared to help firms do this work and collect reported data as it becomes available.

While the proposed changes in other areas could impact reported data, we do not expect material changes in 2025. We will continue to monitor the regulatory environment and engage with clients and the markets accordingly.